SIMPSON THACHER & BARTLETT LLP
 425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

May 11, 2005

Max A. Webb, Assistant Director
Hanna T. Teshome, Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Warner Music Group Corp.
Form S-1
File No. 333-123249

Dear Mr. Webb and Ms. Teshome:

        This letter confirms the discussions this morning between Ed Tolley of this firm and Max Webb and Hannah Teshome of the Staff. We hereby confirm that, in our opinion, recirculation of the prospectus is not required under the Securities Act of 1933 and the final terms of the offering may be included in the final prospectus filed pursuant to Rule 430A. As we discussed, the 5.43 million shares which were expected to be sold by the selling stockholders were reallocated to the primary portion to be sold by the company, bringing the primary portion of the offering to 32.6 million shares and thus not changing the aggregate size of the offering or the resulting public float. The reallocation is permitted to be done under the Instruction to Rule 430A, as further clarified by SEC Telephone Interpretation No. 95. The possible downside reallocation was also discussed with the Staff in connection with its April 28 comment letter and the company's response thereto. After giving effect to that reallocation, using the offering price of $17 per share, the company still needed an additional $71 million to fully accomplish the Use of Proceeds which it had previously disclosed. Accordingly, it reduced both its previously disclosed expected dividend and its previously disclosed expected purchase price payment to Time Warner for the TW Warrants by an aggregate of $71 million, such that there would be no net negative effect to the company's cash balances. Indeed, the cash balances are actually higher after giving effect to the final offering terms. Further, the portion of the special dividend that was reduced (approximately $41 million) will be cancelled and not declared or paid, either in connection with the offering or in the future. There is no promissory note or other instrument obligating the company to pay such special dividend. Thus, the full debt amount previously disclosed to be repaid ($574 million) will be repaid and the company's cash position will not have been reduced. We have been authorized by underwriters' counsel, Cahill Gordon & Reindel LLP, that it concurs in this view.

        Please contact Edward P. Tolley III at (212) 455-3189 with any further questions regarding the foregoing.

Very truly yours,
SIMPSON THACHER & BARTLETT LLP
cc:
Dave Johnson
Paul Robinson
Trent Tappe